

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2013

<u>Via E-Mail</u>
Bryan Hammond
Chief Executive Officer
Explore Anywhere Holding Corp.
1 Tara Boulevard, Suite 200
Nashua, NH 03062

> **Re:** **Explore Anywhere Holding Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 15, 2013**
> **File No. 001-33933**

Dear Mr. Hammond:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Based on your disclosures, it appears that you are soliciting proxies in connection with the company's acquisition of Sponser Me, Inc. To the extent that you have entered into an acquisition agreement with Sponser Me, Inc., please tell us why you have not filed a Form 8-K to provide Item 1.01 and Item 5.01 disclosures with respect to the entering into a material definitive agreement and the change in control transaction. We note that following the issuance of 61,204,667 shares in the acquisition, and based upon 20,923,750 shares currently outstanding, the holder(s) of the shares issued in the acquisition will control approximately 74.5 % of the company's stock. With a view towards disclosure, please also tell us whether your business will change following the Sponser Me acquisition. We may have further comments following the review of your response.

2.   Please disclose whether the shares you plan to offer and issue in the acquisition will be issued in a transaction registered under the Securities Act of 1933 or in a transaction exempt from the registration requirements of the Securities Act and provide us with the basis for this exemption.

3.   Please note that we are unable to evaluate the disclosures related to the acquisition and the reverse stock split since they are substantially deficient and do not meet the requirements of the applicable items of Schedule 14A. In this regard, we note that the proxy statement is missing, among other things, disclosures required by Items 3, 4, 12, 13, and 14 of Schedule 14A. In addition, depending on the structure of the acquisition and whether the consideration offered consists of registered or exempt securities, you must present financial statements responsive to the applicable provisions of Item 14. Please also note that information about the acquiring and acquired companies must be provided in compliance with Item 14(c) of Schedule 14A. Please amend your preliminary proxy statement to include all required disclosures.

4.   Please include with your amended preliminary proxy statement a proxy card pursuant to the requirements of Exchange Act Rule 14a-6(a). Please note that the proxy requirements are set forth in the Exchange Act Rule 14a-4. Since you are soliciting proxies in connection with an acquisition transaction, your proxy statement disclosures must describe the transaction terms and its contemplated structure in material detail, so that the shareholders are fully informed as to the matters they are being asked to vote upon.

Proxy Statement Cover Page

5.   We note that you have checked the "No fee required" box, even though the transaction involves the issuance of 61,204,667 shares of your common stock. We also note that you have not completed information on the cover page related to the securities which will be issued in the acquisition. Please advise, or otherwise revise your disclosure and tell us how you are complying with Exchange Act Rule 14a6-(i)(1) and 0-11.

Item 1: Acquisition of Sponser Me, Inc. and Issuance of Shares, page 5

6.   Please revise your disclosures to consistently disclose the name of the target company as either Sponsor Me, Inc. or Sponser Me, Inc.

7.   Here or in an appropriate section of the filing, please disclose whether the company's board of directors has approved the acquisition of Sponser Me, Inc.

Item 2: 1 for 5 Stock Split, page 11

8.   Please expand your disclosures related to the effects of the reverse stock splits on the rights of existing stockholders. For example, please discuss how you will treat fractional shares and how the rights of shareholders holding less than five shares of your common

stock will be impacted. Please clarify whether the board of directors has approved the stock split and whether it has retained any discretion to not go forward with the reverse stock split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Via E-mail
        Harold Gewerter, Esq.
        Justin Frere